UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated March 21, 2019: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2018.

           This Report on Form 6-K, except for the sections entitled “CEO Commentary” and “Conference Call and Webcast: March 22, 2019” contained in the press release in Exhibit 99.1 hereto, is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2019

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2018

MONACO –March 21, 2019 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the fourth quarter and year ended December 31, 2018.

Quarter Highlights:

•

Completed a $55.0 million underwritten public offering of 2.2 million 8.75% Fixed to Floating Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”);

•

Lena River completed its scheduled dry-docking and special survey in late October 2018 and was successfully delivered into a multi-month charter with a major energy company prior to the commencement of its multi-year charter with Yamal Trade Pte. (“Yamal”), which is expected to commence in the third quarter of 2019;

•

Net loss and loss per common unit for the fourth quarter of $0.9 million and $0.10 million, respectively;

•

Adjusted Net Income(1), Adjusted EBITDA(1) and Adjusted Loss per common unit (1) (2)  for the fourth quarter of $1.3 million, $21.6 million and $0.04 million, respectively;

•

Distributable Cash Flow(1) for the fourth quarter and year ended December 31, 2018 of $5.5 million and $33.0 million, respectively;

•

Reported free cash of $109.9 million and available liquidity of $139.9 million each as of December 31, 2018.

Subsequent Highlights:

•

Declared and paid quarterly cash distribution of $0.0625 per common unit in respect of the fourth quarter of 2018 and $0.5625 per Series A Preferred Unit for the period from November 12 2018 to February 11, 2019;

•

Declared and paid per unit cash distribution of $0.7231 on the Series B Preferred Units for the period from October 23, 2018 to February 22, 2019.

(1) Adjusted Net Income, Adjusted Earnings/ (Loss) per common unit, Distributable Cash Flow and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Adjusted Earnings/(Loss) per common unit presentation excludes the Series A and Series B Preferred Units interest on the Partnership’s net income/(loss) for the periods presented.

Recent Developments:

Common unit quarterly cash distribution: On January 25, 2019, the Partnership announced a reduction of its quarterly cash distribution to $0.0625 per common unit in respect of the fourth quarter of 2018, from $0.25 per common unit in prior quarters, which was paid on February 14, 2019 to all common unitholders of record as of February 7, 2019.

Series A Preferred Units quarterly cash distribution: On January 23, 2019, the Partnership’s Board of Directors announced a cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: DLNG PR A) for the period from November 12, 2018 to February 11, 2019, which was paid on February 12, 2019 to all Series A Preferred unitholders of record as of February 5, 2019.

Series B Preferred Units issuance and initial cash distribution: On October 23, 2018, the Partnership completed a public offering of 2,200,000 of its 8.75% Series B Preferred Units (NYSE: DLNG PR B), representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. Distributions will be payable on the Series B Preferred Units up to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. The Partnership received net proceeds of $53.0 million, after deducting underwriters’ discounts and commissions and offering expenses. On February 1, 2019, the Partnership announced its initial cash distribution of $0.7231 per unit on the Series B Preferred Units for the period from October 23, 2018 to February 22, 2019. This initial cash distribution was paid on February 22, 2019 to all Series B Preferred unitholders of record as of February 15, 2019.

CEO Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“Our reported earnings for the fourth quarter ended December 31, 2018 were in line with our expectations. Compared to the same period in 2017, our fourth quarter earnings were impacted by the following occurrences:  (i) the decrease in revenues as result of the Arctic Aurora and the Ob River commencing employment under extended charter contracts with their respective charterers at lower rates compared with the previous charter contracts, (ii) the cost and off-hire associated with scheduled special survey and dry-docking of the Lena River and (iii) the increase in U.S. Libor which increased the interest and finance costs of our Term Loan B.

All of our LNG carriers are or to be employed on long-term contracts with an average contract duration of approximately ten years, with the first potential vessel availability in the year 2021 (with only one vessel) and thereafter in the year 2026. We believe that our revenue backlog estimate of approximately $1.4 billion is driven in part by our dominant market share in the ownership and operation of ice class LNG carriers.

We are pleased that the Yamal LNG project is progressing well. The Lena River is currently employed on a multi -month charter contract with a large US gas producer until the vessel is employed under the 15 year contract with Yamal LNG, which is expected to commence in the third quarter of 2019.

Currently our main focus is on the refinance of our $250 million unsecured notes due in October 2019. While we cannot provide any assurance of the outcome, we are currently working on various refinancing options.”

Financial Results Overview:

	Three Months Ended		Year Ended
(U.S. dollars in thousands, except per unit data)	December 31, 2018 (unaudited)	December 31, 2017 (unaudited)	December 31, 2018 (unaudited)	December 31, 2017
Voyage Revenues	$31,019	$34,452	$127,135	$138,990
Net Income/ (loss)	$(924)	$5,625	$3,613	$17,339
Adjusted Net Income (1)	$1,292	$7,559	$16,325	$33,731
Operating Income	$11,712	$17,424	$52,983	$63,944
Adjusted EBITDA(1)	$21,587	$26,919	$96,094	$107,545
Earnings/(loss) per common unit	$(0.10)	$0.11	$(0.11)	$0.27
Adjusted Earnings/(Loss) per common unit (1)	$(0.04)	$0.16	$0.24	$0.74
Distributable Cash Flow(1)	$5,522	$11,793	$32,984	$49,922

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings/ (Loss) per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended December 31, 2018 and 2017 Financial Results

Net loss for the three months ended December 31, 2018 was $0.9 million as compared to net income of $5.6 million in the corresponding period of 2017, which represents a decrease of $6.5 million, or 116.4%. The decrease in net income for the fourth quarter of 2018, was mainly attributable to:

(i)   the decrease in period operating revenues during the three months ended December 31, 2018, as compared to the same period in 2017, as further elaborated below;

(ii)   costs associated with the Lena River dry-dock and special survey, which was undertaken in the fourth quarter of 2018, resulting in 16.85 dry-dock days in the fourth quarter of 2018 versus nil dry-dock days in the same period in 2017; and

(iii)  increased financing costs with respect to Partnership’s $480 million senior secured term loan (the “Term Loan B”) in the fourth quarter of 2018 in comparison to the fourth quarter of 2017 due to the increases in U.S. Libor which correspondingly increased the Partnership’s interest and finance costs for the fourth quarter of 2018.

Adjusted Net Income for the three months ended December 31, 2018 was $1.3 million as compared to Adjusted Net Income of $7.6 million in the corresponding period of 2017, which represents a decrease of $6.3 million, or 82.9%. Adjusted EBITDA for the three months ended December 31, 2018 was $21.6 million compared to Adjusted EBITDA of $26.9 million for the corresponding period of 2017, which represents a decrease of $5.3 million, or 19.8%. The decrease in Adjusted EBITDA (which excludes non-cash and non-recurring items), was predominantly due to the lower revenues earned on certain of the Partnership’s LNG carriers as further discussed below. The decrease in Adjusted Net Income (which excludes non-cash and non-recurring items) was predominantly due to the lower revenues earned on certain of the Partnership’s LNG carriers as well as the increased financing costs, as also further discussed below.

The Partnership's Distributable Cash Flow for the three-month period ended December 31, 2018 was $5.5 million, compared to $11.8 million in the corresponding period of 2017, which represents a decrease of $6.3 million, or 53.2%, and was due to factors (i) and (iii) outlined above.

For the three-month period ended December 31, 2018, the Partnership reported loss per common unit and Adjusted Loss per common unit, basic and diluted, of   $0.10 and $0.04, respectively, after taking into account the Series A Preferred Units’ and the Series B Preferred Units’ interest on the Partnership’s net loss/ Adjusted Net Income. Loss per common unit and Adjusted Loss per common unit, basic and diluted, are calculated on the basis of a weighted average number of 35,490,000 common units outstanding during the period, in the case of Adjusted Loss per common unit after reflecting the impact of the non-cash items presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, Distributable Cash Flow and Adjusted Earnings/(Loss) per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Voyage revenues were $31.0 million for the three-month period ended December 31, 2018 as compared to $34.5 million for the corresponding period of 2017, which represents a decrease of $3.5 million, or 10.0%.  This decrease was mainly due to:

(i)     lower revenues earned on the Arctic Aurora, which, on August 2, 2018, rolled-over into a new charter with Equinor ASA (“Equinor”) (which was in direct continuation of its previous charter contract with Equinor) at a lower charter rate;

(ii)   lower revenues earned on the Ob River, which completed employment under its multi-year charter contract with Gazprom Global LNG Limited (“Gazprom”) in April 2018 and subsequently began employment under a ten-year charter party with an entity that is part of the wider Gazprom group of companies at a lower charter rate; and

(iii)   the 16.85 off-hire days of the Lena River, which had its scheduled special survey and dry-docking carried out in the fourth quarter of 2018 (after completion of its five-year legacy charter with Gazprom) and the subsequent delivery into a multi-month charter with a major energy company at a lower charter rate.

This decrease in voyage revenues was, however, partially offset by the increase in the fourth quarter 2018 voyage revenues on its steam turbine vessel, the Clean Energy, which was delivered in accordance with its eight-year charter party with Gazprom on July 13, 2018, whereas, the vessel traded in the spot market in the same period of 2017 at a lower charter rate.

Vessel operating expenses were $6.4 million, which corresponds to a daily rate of $11,558 in the three-month period ended December 31, 2018, as compared to $6.7 million, or a daily rate of $12,192 in the corresponding period of 2017. This decrease is mainly attributable to crew costs related efficiencies achieved during the fourth quarter of 2018, as compared to the corresponding quarter of 2017.

Interest and finance costs were $13.1 million in the fourth quarter of 2018 as compared to $11.8 million in the fourth quarter of 2017, which represents an increase of $1.2 million, or 10.4%. As discussed above, this increase was due to the increase in the Partnership’s weighted average interest in the fourth quarter of 2018 (related to increased interest charges on its variable interest bearing secured debt), as compared to the fourth quarter of 2017.

The Partnership reported average daily hire gross of commissions(1)  of approximately $57,500 per day per vessel in the three months ended December 31, 2018, compared to approximately $65,900 per day per vessel in the corresponding period of 2017. During the three-month period ended December 31, 2018, the Partnership’s vessels operated at a 99.7% utilization rate compared to a 99.3% utilization rate in the corresponding period of 2017.

(1) Average daily hire gross of commissions represents voyage revenue excluding the non-cash time charter deferred revenue amortization and amortization of prepaid charter revenue, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity/ Financing/ Cash Flow Coverage

As of December 31, 2018, the Partnership reported free cash of $109.9 million. Total indebtedness outstanding as of December 31, 2018 was $722.8 million (gross of unamortized deferred loan fees). As of December 31, 2018, $254.8 million of the Partnership’s outstanding indebtedness was repayable within one year, which includes recurring principal payments of $4.8 million under its Term Loan B and the $250 million under its 2019 Notes, which mature on October 30, 2019.

As of December 31, 2018, the Partnership had unused availability of $30.0 million under its interest free $30 million revolving credit facility with its Sponsor (the “$30 Million Revolving Credit Facility”), which was extended on November 14, 2018, and is available to the Partnership at any time until November 2023. The $30 Million Revolving Credit Facility remains available in its entirety as of the date of this release.

As of December 31, 2018, the Partnership reported working capital deficit of $159.8 million (Q4 2017 working capital surplus: $47.5 million) as a result of the current maturity of the Partnership’s 2019 Notes.

During the three months ended December 31, 2018, the Partnership generated net cash from operating activities of $9.0 million as compared to $15.0 million in the corresponding period of 2017, which represents a decrease of $6.0 million, or 39.9%. This decrease was attributable to the decrease in period net income due to the factors discussed above.

Vessel Employment

As of March 21, 2019, the Partnership had estimated contracted time charter coverage(2) for 98% of its fleet estimated Available Days (as defined in Appendix B) for 2019, 100% of its fleet estimated Available Days for 2020 and 92% of its fleet estimated Available Days for 2021.

As of the same date, the Partnership’s contracted revenue backlog estimate (3) (4) was $1.38 billion, with an average remaining contract term of 9.5 years.

(2) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts net of scheduled class survey repairs by the number of expected Available Days during that period.

(3) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day. Certain time charter contracts that the Partnership has recently entered into with Yamal are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder.

(4) $0.18 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal which represents the operating expenses of the vessel and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

Conference Call and Webcast: March 22, 2019

As announced, the Partnership’s management team will host a conference call on Friday, March 22, 2019 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until March 29, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785(Standard International Dial In) and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter ended December 31, 2018 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

None of the information contained in or that forms a part of the Partnership’s conference calls, website or audio webcasts is part of this release.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1536 New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” “will” and similar expressions identify forward-looking statements. These forward-looking are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter  rates, ownership days, and  vessel  values,  changes  in  supply and demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
REVENUES
Voyage revenues	$31,019	$34,452	$127,135	$138,990
EXPENSES
Voyage expenses (including related party)	(629)	(685)	(2,802)	(3,619)
Vessel operating expenses	(6,380)	(6,730)	(25,042)	(27,067)
Dry-docking and special survey costs	(2,380)	34	(7,422)	(6,193)
General and administrative expenses (including related party)	(672)	(452)	(2,209)	(1,686)
Management fees -related party	(1,600)	(1,553)	(6,347)	(6,162)
Depreciation	(7,646)	(7,642)	(30,330)	(30,319)
Operating income	11,712	17,424	52,983	63,944
Interest and finance costs, net	(12,649)	(11,718)	(49,439)	(46,078)
Other, net	13	(81)	69	(527)

Net (loss)/income	$(924)	$5,625	$3,613	$17,339
(Loss)/ Earnings per common unit (basic and diluted)	$(0.10)	$0.11	$(0.11)	$0.27
Weighted average number of units outstanding, basic and diluted:
Common units	35,490,000	35,490,000	35,490,000	34,545,740

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	December 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents (current and non-current)	$109,917	$67,464
Due from related party (current and non-current)	2,436	2,233
Other current assets	1,960	2,057
Vessels, net	947,377	977,298
Other non-current assets	1,746	5,267
Total assets	$1,063,436	$1,054,319

LIABILITIES
Total long-term debt, net of deferred financing costs	$712,816	$714,353
Total other current liabilities	20,682	20,171
Due to related party (current and non-current)	306	72
Total other non-current liabilities	3,147	1,405
Total liabilities	$736,951	$736,001

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at December 31, 2018 and 2017)	(16)	47
Common unitholders (35,490,000 units issued and outstanding as at December 31, 2018 and 2017)	199,400	245,055
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at December 31, 2018 and 2017)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at December 31, 2018 and none issued and outstanding as at December 31, 2017)	53,885	—
Total partners’ equity	$326,485	$318,318

Total liabilities and partners’ equity	$1,063,436	$1,054,319

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Cash flows from Operating Activities:
Net (loss)/ income:	$(924)	$5,625	$3,613	$17,339
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	7,646	7,642	30,330	30,319
Amortization and write-off of deferred financing fees	817	825	3,261	5,387
Amortization of fair value of acquired time charter	—	1,827	5,267	7,247
Deferred revenue amortization	(201)	141	(45)	369
Amortization of deferred charges	37	—	68	—
Changes in operating assets and liabilities:
Trade accounts receivable	20	168	107	(55)
Prepayments and other assets	248	193	389	(315)
Inventories	620	1,291	(421)	35
Deferred expenses	478	—	(1,472)	—
Deferred revenue	—	—	1,445	—
Due from/ to related parties	221	(581)	31	(235)
Trade accounts payable	(716)	(2,499)	1,149	1,584
Accrued liabilities	(901)	374	155	299
Unearned revenue	1,669	—	(883)	(2,635)
Net cash from Operating Activities	9,014	15,006	42,994	59,339

Cash flows from Investing Activities
Other additions to vessels’ equipment	(1)	—	(409)	—
Net cash used in Investing Activities	(1)	—	(409)	—

Cash flows from Financing Activities:
Issuance of preferred units, net of issuance costs	53,138	—	53,138	—
Payment of securities registration and other filing costs	—	(145)	(48)	(145)
Distributions declared and paid	(10,570)	(16,715)	(48,422)	(66,857)
Repayment of long-term debt	(1,200)	(1,200)	(4,800)	(474,900)
Proceeds from long-term debt	—	—	—	480,000
Payment of deferred finance fees	—	—	—	(12,568)
Net cash from/ (used in) Financing Activities	41,368	(18,060)	(132)	(74,470)

Net increase / (decrease) in cash and cash equivalents and restricted cash	50,381	(3,054)	42,453	(15,131)
Cash and cash equivalents and restricted cash at beginning of the year	59,536	70,518	67,464	82,595
Cash and cash equivalents and restricted cash at end of the year	$109,917	$67,464	$109,917	$67,464

Supplemental Information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., the Partnership’s wholly-owned subsidiary and borrower under the Term Loan B facility and each of its vessel owning subsidiaries, each of which is a subsidiary guarantor of the Term Loan B (collectively “Arctic LNG Carriers”) as at and for the periods presented, which are derived from the unaudited interim financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	Year Ended December 31,	Year Ended December 31,
(expressed in thousands of United states dollars)	2018	2017
Balance sheet data:
Total assets	$970,989	$1,010,034
Total cash	18,961	24,596
Total debt, net of deferred loan fees	$463,747	$466,402

	Three months ended December 31,		Year Ended December 31,
(expressed in thousands of United states dollars)	2018	2017	2018	2017
Income statement and other operational data:
Net income	$3,625	$10,172	$21,821	$35,605
Revenues	31,019	34,452	127,135	138,990
Adjusted EBITDA	$22,260	$27,383	$98,287	$109,223

Arctic LNG Carriers reconciliation of Net income to Adjusted EBITDA

	Three months ended December 31,		Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net income	$3,625	$10,172	$21,821	$35,605
Net interest and finance costs (1)	8,773	7,635	33,424	29,490
Depreciation	7,646	7,642	30,330	30,319
Class survey costs	2,380	(34)	7,422	6,193
Amortization of fair value of acquired time charter	—	1,827	5,267	7,247
Amortization of deferred revenue	(201)	141	(45)	369
Amortization of deferred charges	37	—	68	—
Adjusted EBITDA	$22,260	$27,383	$98,287	$109,223

(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

APPENDIX B

Fleet statistics

	Three Months Ended December 31,		Year Ended December 31,
(expressed in U.S. dollars except for operational data)	2018	2017	2018	2017
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	552.0	552.0	2,190.0	2,190.0
Available Days (3)	535.2	552.0	2,144.7	2,140.3
Revenue earning days (4)	533.5	548.3	2,139.5	2,089.1
Time Charter Equivalent (5)	$56,783	$61,172	$57,972	$63,249
Fleet Utilization (4)	100%	99%	100%	98%
Vessel daily operating expenses (6)	$11,558	$12,192	$11,435	$12,359

(1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days (defined below) in the period.
(2)  “Calendar Days” are the total days the Partnership possessed the vessels in its fleet for the relevant period.
(3)  “Available Days” are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.
(4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received), during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.
(5)  Time charter equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and twelve months ended December 31, 2018 and 2017 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$31,019	$34,452	$127,135	$138,990
Voyage Expenses *	(629)	(685)	(2,802)	(3,619)
Time Charter equivalent revenues	$30,390	$33,767	$124,333	$135,371
Available Days	535.2	552.0	2,144.7	2,140.3
Time charter equivalent (TCE) rate	$56,783	$61,172	$57,972	$63,249

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net (Loss)/ Income to Adjusted EBITDA

	Three Months Ended December 31		Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net (loss)/ income	$(924)	$5,625	$3,613	$17,339
Net interest and finance costs (1)	12,649	11,718	49,439	46,078
Depreciation	7,646	7,642	30,330	30,319
Class survey costs	2,380	(34)	7,422	6,193
Amortization of fair value of acquired time charter	—	1,827	5,267	7,247
Amortization of deferred revenue	(201)	141	(45)	369
Amortization of deferred charges	37	—	68	—
Adjusted EBITDA	$21,587	$26,919	$96,094	$107,545

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented above may not be comparable to similarly titled measures of other businesses because they may be defined differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any Non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net (Loss)/ Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended December 31,		Year Ended December 31,
(In thousands of U.S. dollars except for units and per unit data)	2018	2017	2018	2017
Net (loss)/ income	$(924)	$5,625	$3,613	$17,339
Non-cash expense from accelerated amortization of deferred loan fees	—	—	—	2,583
Amortization of deferred revenue	(201)	141	(45)	369
Amortization of deferred charges	37	—	68	—
Amortization of fair value of acquired time charter	—	1,827	5,267	7,247
Class survey costs	2,380	(34)	7,422	6,193
Adjusted Net Income	$1,292	$7,559	$16,325	$33,731
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(2,596)	(1,710)	(7,668)	(8,267)
Common unitholders’ interest in Adjusted Net Income/ (Loss)	$(1,304)	$5,849	$8,657	$25,464
Weighted average number of common units outstanding, basic and diluted:	35,490,000	35,490,000	35,490,000	34,545,740
Adjusted Earnings/ (Loss) per common unit, basic and diluted	$(0.04)	$0.16	$0.24	$0.74

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definitions of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.

Distributable Cash Flow Reconciliation

	Three Months Ended December 31,		Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net (loss)/ income	$(924)	$5,625	$3,613	$17,339
Depreciation	7,646	7,642	30,330	30,319
Amortization and write-off of deferred finance fees	817	825	3,261	5,387
Net interest and finance costs, excluding amortization (1)	11,832	10,893	46,178	40,691
Class survey costs	2,380	(34)	7,422	6,193
Amortization of fair value of acquired time charter	—	1,827	5,267	7,247
Amortization of deferred revenue	(201)	141	(45)	369
Amortization of deferred charges	37	—	68	—
Adjusted EBITDA	$21,587	$26,919	$96,094	$107,545
Less: Net interest and finance costs, excluding amortization (1)	(11,832)	(10,893)	(46,178)	(40,691)
Maintenance capital expenditure reserves	(1,038)	(1,038)	(4,152)	(4,152)
Replacement capital expenditure reserves	(3,195)	(3,195)	(12,780)	(12,780)
Distributable Cash Flow	$5,522	$11,793	$32,984	$49,922

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain the operating capacity of, or the revenue generated by the Partnership’s capital assets over the long-term. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to or may materially differ from that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.

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